Contact

www.linkedin.com/in/jessestein3 (LinkedIn)

Patents

System for trading electronic traded properties

Jesse Stein

Co-Founder, Everyrealm

New York, New York, United States

Experience

Everyrealm Inc.

Co-Founder, Managing Director

March 2021 - Present (2 years 10 months)

Everyrealm is a technology company that creates innovative solutions for avid social gamers, with offerings across a variety of categories including identity, ranking, relationships, and events. We also publish community-driven video game titles.

Advanced Fundamentals

Principal

2016 - Present (7 years)

New York, NY

For too long, commercial real estate has been void of a reliable, transparent trading approach. Enter BRIXX™ Commercial Real Estate Indexes. Our latest innovation in partnership with MIAX measures real-time changes in property values across multiple sectors of the market to support benchmarking, hedging and portfolio allocation strategies for investors. And soon, with BRIXX™ CRE Derivatives, traders will gain the advantage of constant price discovery, seamless rotation of portfolios and immediate allocation of capital.

In other words: this $18 trillion asset class finally has the U.S. derivatives market it deserves:

https://www.miaxoptions.com/brixx/overview

New York Empire

Co-Owner

2011 - Present (12 years)

Brooklyn, NY

New York Empire is a professional Ultimate Frisbee team and a member of the American Ultimate Disc League.The franchise was formed in 2012, and began play in 2013.

www.nyempireaudl.com

Republic

Head Of Real Estate

June 2020 - January 2022 (1 year 8 months)

New York, New York, United States

Republic is a leading alternative investment platform open to all investors. Founded in 2016, Republic has over 500,000 active users and has closed over $100 million in investments across 185+ offerings.

https://republic.co/real-estate

Compound

Co-Founder, Chief Operating Officer

2017 - June 2020 (3 years)

New York, NY

Compound lets you buy equity shares in beautiful condos in the world's best cities.

Acquired by Republic June 2020.

ETRE Financial

Co-Founder & Chief Operating Officer

2012 - 2016 (4 years)

New York, NY

Founded in 2012 and based in New York, ETRE Financial is a real estate financial services and information technology company focused on facilitating the public listing of individual real estate assets to improve access, liquidity and transparency in commercial real estate. The ETRE Financial Platform is designed to allow real estate investors around the globe to access specific real estate investments opportunities in the public markets through the introduction of single asset REITs on national stock exchanges. ETRE has termed these individual property REITs as Exchange Traded Properties (ETP).

Education

Cornell University

Bachelor of Science (BS) · (1997 - 2000)

New York University

M.S. in Real Estate Investment · (2006)

Stuyvesant High School

· (1992 - 1996)